SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                       -----------------------------


                                SCHEDULE 13D

                      UNDER THE SECURITIES ACT OF 1934

                            The viaLink Company
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                              (Name of Issuer)

                                Common Stock
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                       (Title of Class of Securities)

                                92552Q 10 1
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                               (CUSIP Number)

                              Douglas M. Galin
                           Ernst & Young U.S. LLP
                             787 Seventh Avenue
                            New York, N.Y. 10019
                               (212) 773-3000
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              November 9, 1999
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          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]




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CUSIP NO.:  92552Q 10 1                     13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                           Ernst & Young U.S. LLP / 34-6565596
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                      (b) ( )
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3        SEC USE ONLY

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4        SOURCE OF FUNDS                    WC

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    (_)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
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                           7        SOLE VOTING POWER
                                    0
                         ------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              250,000 shares of Common Stock
BENEFICIALLY             ------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH                                0
REPORTING                ------------------------------------------------------
PERSON                     10       SHARED DISPOSITIVE POWER
                                    250,000 shares of Common Stock
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         250,000 shares of Common Stock
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              (_)
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.7%
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14       TYPE OF REPORTING PERSON
         PN

                                                          Page 2 of 8 Pages

CUSIP NO.:  92552Q 10 1                   13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           Philip A. Laskawy
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                      (b) ( )
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3        SEC USE ONLY

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4        SOURCE OF FUNDS                    AF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                             (_)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States of America
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                           7        SOLE VOTING POWER
                                    0
                       --------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              250,000 shares of Common Stock
BENEFICIALLY           --------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH                                0
REPORTING              --------------------------------------------------------
PERSON                     10       SHARED DISPOSITIVE POWER
                                    250,000 shares of Common Stock
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         250,000 shares of Common Stock
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                         (_)
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.7%
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14       TYPE OF REPORTING PERSON
         IN

                                                        Page 3 of 8 Pages



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ITEM 1.      SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, $0.001 par value per share ("Common Stock") of The viaLink Company, an Oklahoma corporation ("Issuer"), with its principal executive office located at 13800 Benson Road, Edmond, Oklahoma 73013.

ITEM 2.      IDENTITY AND BACKGROUND.

         (a)-(c) This statement is being filed by Ernst & Young U.S. LLP ("E&Y"), a limited liability partnership organized under the laws of the State of Delaware, and by Philip A. Laskawy. E&Y's principal business is providing professional and business services and activities. E&Y's principal business address is 787 Seventh Avenue, New York, N.Y. 10019. E&Y is comprised of approximately 2,400 partners. E&Y's business is managed by its Management Committee, which acts upon a vote of two-thirds of its members, under the direction of E&Y's Chairman and Chief Executive Officer. The day-to-day management of E&Y is the responsibility of E&Y's Chairman and Chief Executive Officer, Philip A. Laskawy.

         This statement is also being filed by Philip A. Laskawy, E&Y's Chairman and Chief Executive Officer. Mr. Laskawy's address is Ernst & Young U.S. LLP, 787 Seventh Avenue, New York, N.Y. 10019. As a result of Mr. Laskawy's management responsibilities, he may be deemed to have shared voting and/or dispositive power over the shares of Common Stock owned by E&Y.

         (d) During the last five years, neither E&Y nor Mr. Laskawy has been convicted in any criminal proceeding.

         (e) During the last five years, neither E&Y nor Mr. Laskawy has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Laskawy is a U.S. citizen.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price paid for the shares of Common Stock was $2,000,000, which came from cash or other working capital of E&Y.

ITEM 4.      PURPOSE OF TRANSACTION.

         The Common Stock reported herein was acquired for investment purposes and in conjunction with a strategic relationship between the Issuer and E&Y. This strategic relationship


                                                       Page 4 of 8 Pages
is represented by two agreements with the Issuer, each dated as of May 3, 1999: (1) an Amended and Restated Alliance Agreement; and (2) a Master Services Agreement. The Amended and Restated Alliance Agreement is a non-exclusive agreement by which E&Y agreed to provide to the Issuer certain consulting services, including services related to general systems integration, implementation, project management and training. Under this agreement, the Issuer has agreed to pay to E&Y a royalty for a period of two years. In accordance with the terms and conditions of the Master Services Agreement, E&Y has agreed to provide professional services to the Issuer to advance the implementation of its viaLink services. The Issuer will pay for E&Y's services either in cash or in shares of Common Stock. Notwithstanding the foregoing, E&Y has no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) On August 6, 1999, E&Y acquired 62,500 shares of Common Stock, representing approximately 1.4% of the Common Stock outstanding as of November 10, 1999. On November 9, 1999, E&Y acquired the right to acquire an additional 187,500 shares of Common Stock, representing approximately 4.3% of the Common Stock outstanding as of November 10, 1999, pursuant to a warrant, dated May 3, 1999, and notice of its exercise of such warrant.

         Mr. Laskawy, Chairman and Chief Executive Officer of E&Y, may be deemed to control E&Y for these purposes. Thus, both E&Y and Mr. Laskawy may be deemed to have ownership of all 250,000 shares of Common Stock.

         (b) Because Mr. Laskawy may be deemed to control E&Y for these purposes, E&Y and Mr. Laskawy may be deemed to have shared voting and dispositive power over all of the shares of Common Stock reported herein.

         (c) On November 9, 1999, E&Y acquired the right to acquire an additional 187,500 shares of Common Stock, representing approximately 4.3% of the Common Stock outstanding as of November 10, 1999, pursuant to a warrant, dated May 3, 1999, and notice of its exercise of such warrant.

         (d) none

         (e) none

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Registration Rights Agreement, dated May 3, 1999, which is an exhibit to this schedule, and is hereby incorporated by reference.



                                                       Page 5 of 8 Pages

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number            Description
-------           -----------
1.                Warrant To Purchase Common Stock, Warrant No. EY-001,
                  dated as of May 3, 1999 (incorporated by reference to Exhibit No. 4.1 to Issuer's Form 8- K, dated as of May 3,
                  1999).

2. Registration Rights Agreement, dated as of May 3, 1999 (incorporated by reference to Exhibit No. 4.2 to Issuer's Form 8-K, dated as of May 3, 1999).

3. Amended and Restated Alliance Agreement, dated as of May 3, 1999 (incorporated by reference to Exhibit No. 10.1 to Issuer's Form 8-K, dated as of May 3, 1999).

4. Master Services Agreement, dated as of May 3, 1999 (incorporated by reference to Exhibit No. 10.2 to Issuer's Form 8-K, dated as of May 3, 1999).












                                                        Page 6 of 8 Pages

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                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 1999

Ernst & Young U.S. LLP


/s/ Philip A. Laskawy
-------------------------

By:   Philip A. Laskawy
Title:  Chairman and Chief
        Executive Officer



                                                         Page 7 of 8 Pages

                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 1999


By:   Philip A. Laskawy

/s/ Philip A. Laskawy
-------------------------
(signature)


                                                       Page 8 of 8 Pages